FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

For August 2011

CHAI-NA-TA CORP.
Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4

Attachments:

1.	News Release dated August 25, 2011 – Chai-Na-Ta Corp. Reports 2011 Second Quarter Results
2.	Interim Consolidated Financial Statements Three and Six Months Ended June 30, 2011
3.	Management’s Discussion and Analysis
4.	Certification of Interim Filings – CEO
5.	Certification of Interim Filings – CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [ X ] Form 40-F – [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”
Date: August 25, 2011
Wilman Wong
Chief Executive Officer